Exhibit 99.1

BeyondSpring Reports Operational Updates and First Quarter 2018 Financial Results

NEW YORK, June 21, 2018 – BeyondSpring Inc.  (the “Company” or “BeyondSpring”) (NASDAQ:BYSI), a global, clinical-stage biopharmaceutical company focused on the development of transformative cancer therapies, today announced its financial results for the quarter ended March 31, 2018, and provided an update on the Company’s operations.

“During the past few months, we have continued to execute on our strategy to establish our lead asset, Plinabulin, as a potentially superior new therapy for the treatment of chemotherapy-induced neutropenia, or CIN, while also advancing our Phase 3 non-small cell lung cancer trial and earlier-stage programs,” said Lan Huang, Ph.D., Chairman, Chief Executive Officer and Co-Founder of BeyondSpring. “We recently highlighted data from the Plinabulin development program describing its differentiated mechanism of action and positive results from the Phase 2 portion of 105 Study, which together, further articulates the potential of our novel candidate to prevent severe neutropenia with less bone pain and an overall more favorable product profile than G-CSF therapy. We look forward to building on this momentum as we approach key Phase 3 data readouts for CIN and non-small cell lung cancer beginning later this year, advance our early-stage pipeline of immuno-oncology therapies and research activities for our ubiquitination protein degradation research platform, and prepare to initiate Phase 1 trials later this year for multiple triple-combination immuno-oncology programs. We have already started the process of preparing to commercialize in both China and the U.S., including identifying and securing the resources and talent we need to put in place for commercial success for Plinabulin in both markets. With significant upcoming milestones, BeyondSpring is well positioned to transition into a multinational, commercial-stage oncology company.”

Recent Highlights

Data from the Phase 2 portion of Study 105 comparing Plinabulin and Neulasta® (pegfilgrastim) for prevention of CIN presented at American Society of Clinical Oncology (ASCO) Annual Meeting

In June 2018, results of the Phase 2 portion of Study 105, a prospective Phase 2/3 trial of its lead asset, Plinabulin, were presented by BeyondSpring in a poster session at the ASCO Annual Meeting. The Phase 2 portion of Study 105 was designed as a head-to-head comparison of different dose levels of Plinabulin to Neulasta in a total of 55 patients. The Phase 2 portion met its primary endpoint, which was to determine the recommended Phase 3 Plinabulin dose. Data from the study demonstrated that patients treated with Plinabulin dosed 30 minutes after docetaxel for the prevention of docetaxel CIN reported less bone pain, which was clinically meaningful, and had superior neutrophil counts and comparable neutropenia reduction compared to patients treated with Neulasta 24 hours after docetaxel. The data suggested that Plinabulin has the potential to be at least as effective as Neulasta for prevention of CIN, with an overall product profile that could address the limitations of the current standard of care.

Plinabulin mechanism data highlighted at the American Association for Cancer Research (AACR) Annual Meeting

In April 2018, BeyondSpring presented preclinical data related to Plinabulin’s differentiated mechanism of action at the AACR annual meeting. The data demonstrated Plinabulin’s novel mechanism in preserving neutrophils in bone marrow after docetaxel chemotherapy treatment – a mechanism that is differentiated from that of G-CSF, which is the current standard of care in the prevention of CIN.

The Company offered shares through a registered direct offering for gross proceeds of $20.0 million

On May 29, 2018, BeyondSpring entered into private placement agreements with certain third-party investors pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company, an aggregate of 739,095 shares of the Company’s ordinary shares at a purchase price of $27.06 per share, for aggregate gross proceeds of $20.0 million. These investors, including an insurance company and a pharmacy retail chain owner in China, may be strategic to BeyondSpring’s planned commercial initiatives in China.

Edward Dongheng Liu appointed Chief Financial Officer

In March 2018, the Company announced the appointment of Edward Dongheng Liu as Chief Financial Officer. Mr. Liu was a senior banker at J.P. Morgan and Jefferies in Hong Kong, and was a partner and executive director of Epiphron Capital, a cross-border healthcare fund and Series B investor in BeyondSpring.

Financial Results of Three Months Ended March 31, 2018

Research and development (R&D) expenses were $14.1 million for the quarter ended March 31, 2018, compared to $46.7 million for the quarter ended March 31, 2017. R&D expenses for the first quarter of 2017 included a $42.3 million non-cash charge for acquiring the worldwide patent of Plinabulin excluding the People’s Republic of China (PRC) and Hong Kong, which is determined based on the fair value of issued 2,112,963 ordinary shares at $20 per share. Excluding the impact of this purchase, the R&D expense for the quarter ended March 31, 2018 would have increased by $9.7 million, compared to the quarter ended March 31, 2017. This increase is largely attributable to $4.9 million of non-cash share-based compensation expense recorded in the first quarter of 2018, $2.8 million related to increased clinical trial expense and $1.4 million related to increased professional services expense.

General and administrative (“G&A”) expenses were $0.7 million for the quarter ended March 31, 2018, compared to $1.0 million for the quarter ended March 31, 2017. First quarter 2018 G&A expenses included a $0.7 million non-cash credit relating to the forfeiture of certain restricted shares.

U.S. GAAP net loss was $14.1 million for the quarter ended March 31, 2018, compared to $47.7 million for the quarter ended March 31, 2017. Net loss for the first quarter ended March 31, 2017, included a $42.3 million non-cash charge for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong.

Cash and short-term investments were $21.5 million at March 31, 2018, compared to $30.6 million at December 31, 2017. The Company anticipates that its current financial resources, including the proceeds from the private placement, would enable it to advance its ongoing clinical trials and submit New Drug Application (NDA) in China for Plinabulin for the treatment of CIN and non-small cell lung cancer in late 2018 or early 2019 and in the first half of 2019, respectively, and to advance its immuno-oncology pipeline, as well as its ubiquitination protein degradation research platform.

Key Upcoming Milestones

The following outlines the Company’s key anticipated upcoming milestones for the next 12 months.

•	Announce Phase 3 interim analysis data for Study 105 evaluating Plinabulin + docetaxel for CIN – 4Q 2018

•	Announce topline Phase 2 data for Study 106 evaluating Plinabulin + TAC (Taxotere®/Adriamycin™/cyclophosphamide) for CIN – late 2018

•	Announce Phase 3 interim data for Study 103 evaluating Plinabulin + docetaxel for non-small cell lung cancer (NSCLC) – early 2019

•	Submit NDA to China Food and Drug Administration (CFDA) for Plinabulin for CIN – late 2018/early 2019

•	Advance two Plinabulin triple-combination immuno-oncology programs into Phase 1 – 2H 2018

•	Submit NDA to CFDA for Plinabulin for NSCLC – 1H 2019

•	Advance ubiquitination protein degradation research platform, BPI-001, first target of mutant KRAS, lead asset – 2019

•	Advance new pipeline asset, BPI-002, an oral CTLA-4 inhibitor, into Phase 1 – 2019

About Plinabulin
Plinabulin, a marine-derived small-molecule, is BeyondSpring’s lead asset and is currently in late-stage clinical development for the prevention of CIN and as an anticancer therapy in NSCLC. Studies of Plinabulin’s mechanism of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the activation of the protein c-Jun. Activated c-Jun enters the nucleus of dendritic cells to up-regulate immune-related genes, which contributes to the up-regulation of a series of genes leading to dendritic cell maturation, T-cell activation and other effects that prevent neutropenia by reducing the neutrophil breakdown.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with University of Washington in de novo drug discovery using ubiquitination platform. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and two Phase 2/3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “potential,” “suggest,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Specifically, these forward-looking statements include, but are not limited to, statements relating to the Company’s ability to establish its lead asset, Plinabulin, as a potentially superior new therapy for the treatment of CIN and ability to advance its Phase 3 non-small cell lung cancer trial and earlier-stage programs, the potential for development and marketing of our product candidates, ability to advance its pipeline of immuno-oncology therapies and research activities, timing and ability of the Company to prepare and initiate Phase 1 trials relating to triple-combination immune-oncology programs, the potential effectiveness of Plinabulin, the potential for Plinabulin to address limitations in the current standard of care, the Company’s ability to meet the anticipated upcoming milestones described above in the next 12 months, if at all, and the Company’s ability to continue as a going concern. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, our expectations regarding the potential safety, efficacy or clinical utility of our product candidates, or additional competition in the market, and other risk factors referred to in BeyondSpring’s current Form 20-F on file with the U.S. Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Neulasta is a registered trademark of Amgen, Inc. Taxotere is a registered trademark of Aventis Pharma S.A. Corporation. Adriamycin is a trademark of Pharmacia & Upjohn Company LLC.

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Media Relations:

Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

Investor Relations:

Laura Perry or Joe Rayne
Argot Partners
212.600.1902
BeyondSpring@argotpartners.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2017 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Note	December 31, 2017	March 31, 2018
		$	$
		(Audited)	(Unaudited)
Assets

Current assets:
Cash		27,481	18,350
Short term investments	2	3,074	3,188
Advances to suppliers		1,525	1,464
Prepaid expenses and other current assets		264	284
Total current assets		32,344	23,286

Noncurrent assets:
Property and equipment, net	3	123	124
Other noncurrent assets		361	483
Total noncurrent assets		484	607

Total assets		32,828	23,893

Liabilities and equity

Current liabilities:
Accounts payable		3,379	4,389
Government grants	2	307	-
Accrued expenses		807	1,112
Other current liabilities		299	301
Total current liabilities		4,792	5,802

Total liabilities		4,792	5,802

Commitments and contingencies	9

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 22,530,702 shares and 22,455,702 shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	5	2	2
Additional paid-in capital	5	151,147	155,346
Accumulated deficit	5	(123,891)	(137,547)
Accumulated other comprehensive loss	5	(182)	(278)

Total BeyondSpring Inc.’s shareholder’s equity		27,076	17,523
Noncontrolling interests	5	960	568
Total equity		28,036	18,091

Total liabilities and equity		32,828	23,893

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended March 31,
	Note	2017	2018
		$	$

Revenue		-	-

Operating expenses:
Research and development, including patent cost of $42,259 expensed for the three months ended March 31, 2017		(46,747)	(14,074)
General and administrative		(1,044)	(728)

Loss from operations		(47,791)	(14,802)
Foreign exchange gain, net		74	332
Interest income		5	73
Other income		-	316

Loss before income tax		(47,712)	(14,081)
Income tax benefit	4	-	-

Net loss		(47,712)	(14,081)
Less: Net loss attributable to noncontrolling interests		(316)	(425)
Net loss attributable to BeyondSpring Inc.		(47,396)	(13,656)

Net loss per share
Basic and diluted	8	(2.66)	(0.61)
Weighted-average shares outstanding
Basic and diluted	8	17,834,676	22,211,762

Other comprehensive loss
Foreign currency translation adjustment loss		(4)	(65)
Comprehensive loss		(47,716)	(14,146)
Less: Comprehensive loss attributable to noncontrolling interests		(315)	(394)
Comprehensive loss attributable to BeyondSpring Inc.		(47,401)	(13,752)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Three months ended March 31,
	Note	2017	2018
		$	$
Operating activities:
Net loss		(47,712)	(14,081)
Adjustments to reconcile net loss to net cash from operating activities:
Research and development expense settled by shares issuance		42,259	-
Share-based compensation	10	-	4,201
Depreciation expense		6	12
Changes in operating assets and liabilities:
Advances to suppliers		(117)	61
Government grants		-	(307)
Prepaid expenses and other current assets		175	(20)
Other noncurrent assets		(82)	(122)
Accounts payable		568	1,010
Amounts due to related parties		(203)	-
Accrued expenses		(97)	305
Other current liabilities		(76)	2

Net cash used in operating activities		(5,279)	(8,939)

Investing activities:
Acquisitions of property and equipment		(14)	(13)

Net cash used in investing activities		(14)	(13)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discount		50,505	-
Payment of initial public offering costs		(2,334)	-
Net cash provided by financing activities		48,171	-

Effect of foreign exchange rate changes, net		(1)	(179)

Net increase/(decrease) in cash		42,877	(9,131)
Cash at beginning of period		11,687	27,481

Cash at end of period		54,564	18,350

Non-cash activities:
Research and development expense settled by shares issuance		42,259	-

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As at March 31, 2018, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd.	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2018, the unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2017 and 2018, the cash flows for the three months ended March 31, 2017 and 2018, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2018. The consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $14,081 during the three months period ended March 31, 2018 and has an accumulated deficit of $137,547 as of March 31, 2018.  Net cash used in operations was approximately $8,939 for the three months period ended March 31, 2018. The Company has primarily funded these losses through equity financings. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future. As of March 31, 2018, the Company had in aggregate $21,538 of cash and short term investments on hand.

In order to enable the Company to operate as a going concern in the foreseeable future, since March 2018, the Company has implemented a cost reduction plan which includes the deferral of certain research, development and clinical projects and reduction of administrative expenses. In May 2018, the Company entered into various agreements with certain investors to issue 739,095 shares of the Company’s ordinary shares for an aggregate cash consideration of $20,000 or $27.06 per ordinary share. The Company anticipates that its current available financial resources, which includes the proceeds from the private placement, will enable it to meet with its expected spending in operational expenses and capital expenditures into the third quarter of 2019. Finally, the Founders of the Company, Mr. Linqing Jia and Dr. Lan Huang, have agreed in writing to provide adequate financial support to the Company to ensure the Company can operate as a going concern in the foreseeable future. The Founders also confirmed their ability and intention to pledge their shareholdings in the Company to potential lenders for obtaining financing to support the Company.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued has been alleviated. These financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, and estimating of useful life for property and equipment. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

 BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. Government grants for Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”) amounting to $316 (RMB2,000) were received in December 2014. The government grant was transferred to Wanchunbulin since Wanchun Pharma was liquidated in August 2015. The Company previously included such government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchunbulin was still under review of the local government. During the three months ended March 31, 2018, the Company obtained approval from local government and became eligible for the government grant and recorded the government grant as other income in the consolidated statements of comprehensive loss during the current period.

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, and accounts payable. As of December 31, 2017 and March 31, 2018, the carrying values of these financial instruments approximated their fair value due to their short term nature.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Short-term investments

All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. As of March 31, 2018, the short-term investments are one-year time deposit amounting to $3,188 (RMB20,000) placed with China Merchants Bank.

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options is calculated using an option pricing model, and the grant date fair value of restricted shares is based on the quoted market price of the Company’s ordinary shares. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Share-based compensation (continued)

Awards granted to non-employees

The Company has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees. The Company estimated the fair value of share options granted to non-employees using the same method as employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. There were no modifications to the awards during the three months ended March 31, 2018.

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31, 2017	March 31, 2018
	(Audited)	(Unaudited)

Office equipment	39	48
Laboratory equipment	104	106
Motor vehicles	23	25
Leasehold improvements	13	13

	179	192
Less: accumulated depreciation	(56)	(68)

Property and equipment, net	123	124

Depreciation expense for the three months ended March 31, 2017 and 2018 was $6 and $12, respectively.

4.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three months ended March 31, 2017 and 2018.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Equity

The movement of equity is as follows:

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total equity

Balances at January 1, 2018 (audited)	2	151,147	(123,891)	(182)	960	28,036
Share-based compensation	-	4,199	-	-	2	4,201
Foreign currency translation gain (loss)	-	-	-	(96)	31	(65)
Net loss	-	-	(13,656)	-	(425)	(14,081)

Balances at March 31, 2018 (unaudited)	2	155,346	(137,547)	(278)	568	18,091

Balances at January 1, 2017 (audited)	2	44,369	(32,128)	(91)	147	12,299
Issuance of ordinary shares	-	89,443	-	-	-	89,443
Foreign currency translation gain (loss)	-	-	-	(5)	1	(4)
Net loss	-	-	(47,396)	-	(316)	(47,712)

Balances at March 31, 2017 (unaudited)	2	133,812	(79,524)	(96)	(168)	54,026

6.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2017 and March 31, 2018, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,399 and $1,419, respectively.

7.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employees benefits, which were expensed as incurred, were $8 and $12 for the three months ended March 31, 2017 and 2018, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

8.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended March 31,
	2017	2018
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(47,396)	$(13,656)
Denominator:
Weighted average number of ordinary shares outstanding
—basic and diluted	17,834,676	22,211,762

Net loss per share —basic and diluted	$(2.66)	$(0.61)

The effects of restricted shares and share options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three months ended March 31, 2017 and 2018.

9.	Commitments and contingencies

Operating lease commitments

The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

Rental expenses incurred under operating leases for the three months ended March 31, 2017 and 2018 were $43 and $68, respectively.

The following table summarizes the future minimum lease payments under the operating lease as of March 31, 2018:

$

Year ending December 31, 2018	247
Year ending December 31, 2019	317
Year ending December 31, 2020	53

Total	617

Royalty payment

As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s IPO in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company’s IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed as research and development expense was $42,259, which is determined based on the fair value of such issued ordinary shares of $20 per share.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

10.	Share-based compensation

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved a new equity compensation plan, the 2017 Omnibus Incentive Plan, which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”) under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares.

During the three months ended March 31, 2018, the Company granted a total of 30,000 nonqualified share options, with an exercise price of $27.30 per ordinary share. The share options have a contractual term of 10 years based on certain service or performance conditions.

During the three months ended March 31, 2018, 75,000 restricted shares were forfeited.

As of March 31, 2018, options and restricted shares outstanding totaled 373,000 and 243,162, respectively.

The following table summarizes total share-based compensation expense recognized for the three months ended March 31, 2017 and 2018:

	Three months ended March 31,
	2017	2018
	(Unaudited)	(Unaudited)

Research and development	-	4,873
General and administrative	-	(672)

Total	-	4,201

11.	Subsequent event

In May 2018, the Company entered into various agreements with certain third party investors to issue 739,095 ordinary shares of the Company for an aggregate cash consideration of $20,000 or $27.06 per ordinary share.